September 10, 2009

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

Re:          Talecris Blotherapeutics Holdings Corp.

Amendment No. 8 to Registration Statement on Form S-1

Filed August 19, 2009

File No. 333-144941

Dear Mr. Riedler:

On behalf of Talecris Biotherapeutics Holdings Corp., we hereby submit Pre-Effective Amendment No. 9 to the above-referenced Registration Statement for the Staff’s review.  Concurrent with the transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 9 to the Registration Statement showing changes from Amendment No. 8.

Our responses to the comments raised in your letter of September 3, 2009 are below.  To assist your review, we have retyped the text of the Staff’s comments in bold face type.  Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 9 to the Registration Statement.

Form S-1

General

1.             We note that a substantial portion of the proceeds from your offering will be used to repay indebtedness to an affiliate of Morgan Stanley, which is also an underwriter. As such, it appears that you are subject to FINRA rules requiring the participation of a Qualified Independent Underwriter who would be involved in the underwriters’ due diligence process. Please disclose, if applicable, that FINRA rules will require the participation of such person, the reasons therefore, who has been designated as such and what their role is in the offering. Please also consider an offering-related risk factor explaining the potential risk to purchasers.

We have considered the application of NASD Rule 2720 in light of the contemplated use of proceeds from the offering, and have determined that the participation of a qualified independent underwriter will not be required.  Under amended Rule 2720, which will be effective September 14, 2009, prior to the pricing of the offering, a “conflict of interest” is deemed to exist, and the participation of a qualified independent underwriter is required, where 5% or more of the net offering proceeds (not including underwriting compensation) are intended to be used to reduce or retire the balance of a loan or credit facility extended by one of the underwriters, its affiliates and its associated persons, in the aggregate.

We estimate that the total net proceeds from the offering will be approximately $798.2 million, assuming an initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover of the prospectus filed as part of Amendment No. 9) and no exercise of the underwriters’ option to purchase additional shares from the selling stockholder.  As disclosed in Amendment No. 9, we expect  to use 75%, or $386.1 million, of the Company’s net proceeds to repay amounts owed under the First Lien Term Loan, and the remaining 25%, or $128.7 million, of the Company’s net proceeds to repay amounts owed under the Second Lien Term Loan (together with the First Lien Term Loan, the “Term Loans”).  Each of the First Lien Term Loan and the Second Lien Term Loan is administered by Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), an affiliate of Morgan Stanley & Co. Incorporated, one of the underwriters of the offering.  Although Morgan Stanley is the administrative agent under each of the loans, the bulk of the value of the loans has been syndicated out to other institutions.  Of the $682.5 million that was outstanding under the First Lien Term Loan and the $330.0 million was outstanding under the Second Lien Term Loan as of June 30, 2009, Morgan Stanley holds approximately $2.1 million and $16.7 million, respectively.  Pursuant to the terms of the Term Loans, we are required to make any repayments of amounts outstanding on a pro rata basis to the various lenders based on their relative commitments.  Because neither of the Term Loans will be repaid in full with the net proceeds, Morgan Stanley will receive in the aggregate less than the approximately $18.8 million aggregate amount it is owed.  But even assuming that the full $18.8 million were repaid to Morgan Stanley, that amounts to approximately 2.4% of the net offering proceeds, which is below the 5% threshold of Rule 2720.

With the exception of Barclays Capital Inc., none of the other underwriters or their respective affiliates is a lender under the First Lien Term Loan or the Second Term Lien Loan.  An affiliate of Barclays Capital Inc. holds approximately $14.8 million of the First Lien Term Loan.  If Barclays were repaid in full, that would amount to approximately 1.9% of the net offering proceeds, which is also below the 5% threshold of Rule 2720.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 62

2.             We acknowledge your response to prior comment five that you will respond when the IPO price range has been established.  We will finalize our evaluation of the issues incorporated in this comment at that time.

We have established a price range for the IPO and included it on the cover page of our prospectus.  In addition, we have expanded our disclosure on pages 62 to 67 relating to Share-Based Compensation.

Non-GAAP Financial Measure, page 103

3.             Based on your disclosure in footnote (m) you have made adjustments for merger related expenses to arrive at adjusted EBITDA for the six months ended June 30, 2009. Please expand your disclosure and explain to us why an adjustment was not made for the merger termination fee.

We have revised our disclosure on page 108 in response to the Staff’s comment.  In accordance with the definition of adjusted EBITDA in our credit agreements, only extraordinary income items are required to be reflected as adjustments to EBITDA to determine adjusted EBITDA.  We concluded that the merger termination fee would be classified as an unusual income item, but did not qualify as an extraordinary income item.

Compensation Discussion & Analysis

Elements of Compensation, page 162

4.             We note the revisions to your registration statement in response to Comment 8 and your statement that the funding for your executive bonuses was based 20% on the achievement of U.S. Strategic Objectives and 34% on the achievement of plasma strategic objectives. Please revise your disclosure to include a discussion of how the compensation committee determined that that 85% of U.S. Strategic Targets were achieved and 114% of plasma strategic objectives were achieved. In particular, please include the following information in your discussion:

For the U.S. Strategic Targets;

•      Identify all U.S. Strategic Targets;

•      Discuss the level of achievement with regard to each strategic target; and,

•      To the extent that the achievement of a strategic target is based on a quantifiable goal, please provide a quantified description of the goal.

For the plasma strategic objectives:

•      Identify all plasma strategic objectives;

•      Discuss the level of achievement with regard to each strategic objective, and;

•      To the extent that the achievement of a plasma strategic objective is based on a quantifiable goal, please provide a quantified description of the goal.

An example of quantified description for your strategic target relating to “Finalizing U.S. Gamunex contracts” would identify the target number of contracts and the actual number of contract signed.

We have revised disclosure on pages 165 and 166 in response to your comment.  We have provided information about the target levels and the level of achievement reached for each of the Plasma Strategic Objectives and the U.S. Strategic Targets.  As requested, in cases where these targets where numerically quantifiable, we have included a quantified description of the goal.  Consistent with Instruction 4 to Item 402(b) of Regulation S-K, we have not included the actual numerical price target or performance level for “cost per liter” under the “TPR Center Costs” in the Plasma Strategic Objectives because this constitutes confidential commercial or financial information, the disclosure of which would result in competitive harm to us.

“Cost per liter” is the cost to us of collecting one liter of plasma at our collection centers.  This cost is one of the key components of our profit margin, and has not previously been disclosed by us.  Accordingly, we believe that both our target cost per liter and our actual cost per liter constitute confidential commercial or financial information within the purview of 5 U.S.C. § 552(b)(4) (“Exemption 4”) of the Freedom of Information Act.  Exemption 4 exempts “matters that are … trade secrets and commercial or financial information obtained from a person and privileged or confidential” from the class of materials that public agencies must make available to the public.  The leading test for determining whether a party meets the requirements of Exemption 4 was articulated in National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974), and has since been consistently followed.  See, e.g., CNA Financial Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987), cert. denied, 485 U.S. 977 (1988); Public Citizen Health Research Group v. F.D.A., 704 F.2d 1280, 1290 (D.C. Cir. 1983).

Under the National Parks tripartite test, for information to fall under Exemption 4, the information must be:  (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential.  National Parks, 498 F.2d at 766.  Our request satisfies all three requirements of this test.

First, cost per liter is financial information because it is our internal cost in dollars of collecting one liter of plasma.  In the context of the exemption, courts have consistently held that the terms “commercial” and “financial” should be given their ordinary meanings.  Public Citizen Health Research Group, 704 F.2d at 1290; Board of Trade of Chicago v. Commodity Futures Trading Comm’n, 627 F.2d 392, 403 (D.C. Cir. 1980).

Second, we are a person.  For purposes of exemption under FOIA, a “person” is defined to include individuals, partnerships, corporations and associations. 5 U.S.C. § 551(2) (1977).  We are a corporation and thus satisfy the second requirement of the National Parks test.

Third, cost per liter is “confidential” information.  We conduct business in the highly competitive biopharmaceutical industry, focusing on the development, production, marketing and distribution of plasma-derived protein therapies in an effort to extend and enhance the lives of people suffering from chronic and acute, often life-threatening conditions, such as immune deficiency disorders, alpha-1 antitrypsin deficiency, infectious diseases, hemophilia and severe burns.  We believe it is essential that our cost per liter remain confidential to maintain our competitive position in our industry.  The D.C. Circuit has held that information which is submitted to an agency voluntarily will be considered confidential for purposes of Exemption 4 if it is the kind of information “that would customarily not be released to our competitors by the person from whom it was obtained.”  Critical Mass Energy v. Nuclear Regulatory Comm’n, 975 F.2d 871, 879 (D.C. Cir. 1992); Changzhou Laosan Group v. U.S. Customs and Border, Protection Bureau, 2005 U.S. Dist. LEXIS 7075, 11 (D.C. Cir. 2005); Gulf & Western Indus. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).  We do not customarily disclose to our competitors our cost per liter.  We believe that our competitors follow the same practice.  That such information is not customarily disclosed to the public is a relevant indication of its confidential nature.  See National Parks, 498 F.2d at 767; AT&T Information Sys., Inc. v. General Servs. Admin., 627 F. Supp. 1396, 1403 (D.D.C. 1986); Braintree Elec. Light Dep’t v. Department of Energy, 494 F. Supp. 287, 289 (D.D.C. 1980).

Under National Parks, a commercial or financial matter is “confidential” for purposes of Exemption 4 if disclosure of the information is likely to have either of the following effects:  (1) to impair the government’s ability to obtain the necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.  National Parks, 498 F.2d at 770; Changzhou Laosan Group, 2002 U.S. Dist. LEXIS at 11.  In order to show the likelihood of substantial competitive harm, the courts have held that it is not necessary to show actual competitive harm.  Gulf & Western Indus. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (citing National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)); Timken Co. v. United States Custom Serv., 491 F. Supp. 557, 559 (D.D.C. 1980).  Rather, all that needs to be shown is actual competition and the likelihood of substantial competitive injury.  Sharyland Water Supply Corp. v. Block, 755 F.2d 397, 399 (5th Cir.), cert. denied, 471 U.S. 1137 (1985); Gulf & Western Indus., 615 F.2d at 530.

We believe that cost per liter is financial information that, if publicly disclosed, would cause substantial harm to our competitive position.  We would not willingly disclose our cost per liter to anyone except pursuant to a contractual obligation by the recipient to maintain its confidentiality.  If cost per liter were disclosed, we may not be able to enter into other or future agreements containing terms that we consider favorable.  If potential contract partners were able to calculate our cost per liter, they would obtain a negotiating advantage and we may not be able to enter into plasma supply agreements on commercially reasonable terms.  Moreover, our competitors could use our cost per liter to calculate our plasma collection center margins and could use this information to change their pricing structure to compete more effectively with us.

Consequently, public disclosure of our cost per liter could interfere with our ability to enter into commercial arrangements on terms we consider desirable and could place us at a competitive disadvantage.

Furthermore, we believe that omission of cost per liter will not play a significant role in a person’s investment decision with respect to us.  We have disclosed the amount by which the cost per liter target was exceeded, giving the investor an understanding of our performance against this goal.  In addition, this is but one of a number of performance measures that were used to calculate bonus payments.  While cost per liter may be useful to our competitors, it is not information that by itself is material to an investor reviewing our bonus payment calculation.  Accordingly, we do not believe that omission of cost per liter from the bonus calculation discussion will sacrifice investor protection.

Notes to Consolidated Financial Statements 22.

Earnings per Share, F-82

5.             We acknowledge the information provided in your response to prior comment 13. Please explain to us why options with an $88 strike price would be anti-dilutive in 2007, when compared to an average share price of $124.61.  In 2008, these options appear not to be anti-dilutive in 2008, when compared to an average share price of $120.87.

We acknowledge the Staff’s comment and can clarify that the stock options with the $88 strike price should have also been marginally dilutive by 13,625 shares in year ended December 31, 2007.  Originally, we calculated that the 2007 effect for these options with an $88 strike price as marginally anti-dilutive. The aggregate proceeds under the treasury method for 2007 were slightly overstated, due to an excess of windfall tax benefits.  We properly had no excess tax benefits for the stock options with the $88 strike price in the 2008 EPS calculation.  Otherwise, the difference in the dilutive impact of the stock options with the $88 strike price is primarily driven by the level of unrecognized equity compensation from the treasury method application in 2007 as compared to 2008.  The impact on the previously reported 2007 dilutive EPS before our 7 for 1 stock dividend is a reduction from $10.89 to $10.86.  This matter has no 2007 dilutive EPS impact after applying the pre-IPO stock dividend to our previous S-1 disclosures, due to rounding.  However, the total stock option and restricted shares assumed for conversion in the 2007 EPS footnote have been updated to reflect this change of additional dilutive stock options.

Exhibits and Financial Statement Schedules

6.             We note your response to Comment 14 and your statement that you have filed a redacted copy of your agreement with GMAC Global Relocation Services, LLC subject to a forthcoming request for confidential treatment. However, we note that this agreement was not included in your revised confidential treatment request on August 19, 2009. In addition, we note that the agreement filed as an exhibit does not appear to have marked redactions in the text and includes no notation that certain portions are subject to a confidential treatment request. Also, your exhibit index on page 11-7 does not include a symbol noting “Portions of the exhibit have been omitted pursuant to a request for confidential treatment” as you have provided for other agreements subject to your confidential treatment request.

Please advise us as to whether you have redacted any portion of the exhibit or the schedules, appendices, or exhibits to the exhibit. If so, please revise the exhibit to properly mark the redacted portions and indicate in your exhibit list that confidential treatment has been requested for the exhibit. In addition, please revise your confidential treatment application to provide the original, unredacted copy of your agreement marked to indicate the portions of the agreement that are subject to your confidential treatment request including any redacted information from the schedules to the exhibit.

Please also note that confidential treatment is not available for information that has been publicly disclosed.

The agreement with GMAC Global Relocation Services, LLC was filed without redaction and no confidential treatment is or was intended to be requested for the agreement.

*              *              *

We appreciate your time and attention to this amended Registration Statement as well as to Talecris’s responses to the Staff’s comments.  Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gerard DiFiore at (212) 549-0396 or David Mittelman at (415) 659-5943.

Sincerely,

/s/ Aron Izower

REED SMITH LLP

cc:           Securities & Exchange Commission

Bryan Pitko
Frank Wyman
Donald Abbot

Talecris Biotherapeutics Holdings Corp.
Lawrence D. Stern
John F. Gaither, Jr.

Sullivan & Cromwell LLP
Glen T. Schleyer

Reed Smith LLP
Gerard DiFiore
David Mittelman